Exhibit 10.3

January 6, 2011

John Miller
1205 Perdenalas Trail
Westlake, TX  76262

Dear John:

I am delighted to offer you the opportunity to join Denny’s Corporation as President and Chief Executive Officer reporting to the Denny’s Corporation Board of Directors (“Board”).  This letter contains the terms of our offer, contingent upon the outcome of your pre-employment drug test and acceptance of the terms of this offer letter.  In addition, should you accept this offer, you will be required to sign a restrictive covenants agreement (including non-compete provisions), as well as acknowledge the Company’s incentive compensation clawback policy.

Please review the offer and confirm your acceptance by signing and returning this letter at your earliest convenience.  A copy is enclosed for your records.

START DATE
Your anticipated start date will be on February 1, 2011 and you will be expected to attend our Board meeting in Atlanta on January 25 – 26, 2011.

BASE SALARY
Your salary will be $550,000 annually and will be paid to you via a biweekly direct deposit of $21,153.85.

ANNUAL INCENTIVE
You will be eligible to participate in the Denny’s annual Corporate Incentive Plan beginning with the 2011 performance year.  Your target incentive opportunity for 2011 is 100% of your base salary. Bonus payouts for the 2011 performance year will be pro-rated based on your start date.  Goals and associated metrics for the 2011 plan have been determined in conjunction with the Compensation and Incentives Committee (“Compensation Committee”).  In future years, you will lead the executive team in creating the architecture for the annual incentive plans and related goals and performance metrics for presentation and approval by the Compensation Committee.

SIGNING BONUS
You will have the opportunity to receive a signing bonus in the total gross amount of $250,000, less applicable tax withholdings (the “Signing Bonus”).  The Signing Bonus will be payable within 30 days following your start date.  In the event that you voluntarily leave the Company for any reason or you are terminated for Cause (as defined in the Denny’s Corporation Executive Severance Pay Plan) within 12 months following your start date, you agree to reimburse the Company the full amount of the Signing Bonus.  In the event that you voluntarily leave the Company for any reason or you are terminated for Cause within the 13th month through the 36th month following your start date, you agree to reimburse the Company for a pro rata portion of the Signing Bonus, calculated by multiplying the full amount of the Signing Bonus by a fraction, the numerator of which is the number of full months remaining following your termination date until the 36th month anniversary of your start date, and the denominator of which is 36.    You hereby authorize Denny’s to withhold the repayable amount from any monies owed to you.

You are expected to establish a residence in the local Greenville/Spartanburg area.  The Signing Bonus is intended as an inducement to join Denny’s as well as offset temporary housing expenses, incidental moving expenses and other fees associated with your move the Greenville/Spartanburg area.  As such, payment of the Signing Bonus to you is in lieu of any other relocation assistance, including our standard relocation program.

LONG-TERM INCENTIVE AWARDS
As an inducement to your employment, following your start date, you will receive an equity award comprised of 200,000 stock options which will be granted on the earlier of (i) the grant date of stock options awarded to participants under the 2011 Long-Term Performance Incentive (LTPI) Program, if such grant date occurs after your start date, or (ii) the first trading day of the first quarter after your start date.  The exercise price will be the Fair Market Value of the Company stock (closing stock price) on the date of the grant.  The stock options will vest in three equal annual installments beginning on the first anniversary of the grant date, subject to your continued employment, and will have a term of 10 years from the date of grant.

As further inducement to your employment, on the same date as the stock options are granted to you, you will be granted 200,000 restricted stock units (RSU’s).  These RSU’s will vest and convert to shares of Denny’s common stock upon the attainment of the stock price goals shown below.  All unvested RSU’s will be forfeited 5 years from your start date, or upon your termination from employment for any reason.

o	50,000 RSU’s will vest to you when the closing price of DENN stock equals $5.00 or higher for 20 consecutive trading days after your start date
o	50,000 RSU’s will vest to you when the closing price of DENN stock equals $5.50 or higher for 20 consecutive trading days after your start date
o	50,000 RSU’s will vest to you when the closing price of DENN stock equals $6.00 or higher for 20 consecutive trading days after your start date
o	50,000 RSU’s will vest to you when the closing price of DENN stock equals $6.50 or higher for 20 consecutive trading days after your start date

In addition, you will be granted a target number of 50,000 performance shares as part of the 2011 LTPI Program.  Such awards will be granted pursuant to and subject to the Denny’s Corporation 2008 Omnibus Incentive Plan.   Under this program, from 0% to 150% of the target number of performance shares may be earned based on the results of Denny’s Total Shareholder Return (TSR) as compared to Denny’s 2011 Peer Group over a three-year performance period (Denny’s fiscal years 2011 through 2013).  Once earned, the performance shares convert to and are settled in shares of Denny’s stock on a one-for-one basis.

The award agreements covering these grants will contain all terms and conditions of the awards.  The equity awards noted above are in lieu of any other long-term incentive grants or programs for 2011.  However, you will be eligible to participate in future long-term incentive award programs if you are employed at the time of the grant and have met the performance criteria for participation.

ANNUAL PERFORMANCE EVALUATION
Your performance will be reviewed annually by the Board and adjustments to your compensation may be approved by the Compensation Committee in the future based on, among other things, a review of market data and your demonstrated performance.

APPOINTMENT TO BOARD OF DIRECTORS
In connection with your serving as Denny’s Chief Executive Officer, the Board of Directors shall take action to increase the size of the Board by one, and shall appoint you to serve as a member of the Board of Directors.  Beginning with the 2011 Annual Meeting, and continuing for so long as you continue to serve as the Company’s Chief Executive Officer, the Board of Directors will annually nominate you to serve on the Board, subject to approval by the Company’s shareholders at the next annual meeting.  In the event you cease to serve as the Company’s Chief Executive Officer for any reason, you will be deemed to have resigned as a member of the Board of Directors, and such resignation shall be effective immediately.  Your right to receive any severance benefits in connection with your termination of service as Chief Executive Officer shall be conditioned upon your resignation as a member of the Board of Directors.

BENEFITS
You will be eligible to enroll in our group benefits program immediately following your start date.  You may enroll for medical, dental, vision, and additional life insurance coverage at any time during your first 30 days of employment.  These coverages can be effective retroactive to your start date or may be deferred until 30 days after your start date.  Also, as an executive officer of the Company, you will be reimbursed up to $1,500 each year for an annual physical.

As a Denny’s Highly Compensated Employee, you can make limited contributions to the 401(k) Plan; however, you are not eligible to receive the company match. As another retirement plan option, you will be eligible to participate in the Denny’s, Inc. Deferred Compensation Plan. This Plan provides matching contributions for participants in the Plan.

Our Deferred Compensation administrative services provider, The Newport Group, will be sending to you, via your work email, a comprehensive enrollment kit that describes the plan features and provides other information, including the investment options and the election forms necessary to participate.  Please note that you have 30 days from the date of the email to enroll.  If you do not enroll in the plan at this time, you will have to wait until the annual enrollment period.

SEVERANCE
You will be covered under the Denny’s Corporation Executive Severance Pay Plan.  For regular severance, the plan generally provides for a severance payment equal to 100% of your base salary (paid in biweekly installments), a prorated bonus in the year of termination, and 12 monthly payments equal to the cost of providing certain group health benefits sponsored by the Company.  For severance benefits in a Change in Control, the plan generally provides for a severance payment equal to 200% of your base salary plus 200% of your target annual bonus, a prorated target bonus, and a lump sum payment equal to the cost of providing certain group health benefits sponsored by the Company for 24 months.  Specific details are explained in the Denny’s Corporation Executive Severance Pay Plan.

CAR ALLOWANCE
You will receive a car allowance of $13,200 annually paid in biweekly installments via direct deposit.  Applicable taxes will be withheld. You will, however, be reimbursed for all reasonable and documented business mileage.

TELECOM ALLOWANCE
You will receive a telecom allowance of $1,560 annually paid in biweekly installments via direct deposit.  All applicable taxes will be withheld.

VACATION
You will be eligible for four weeks of vacation annually.  Vacation hours accrue each month up to a maximum of 160 hours, at which time no additional hours will accrue. Should you voluntarily leave the Company for any reason or be terminated for cause, you will be paid your balance of accrued but unused vacation hours up to a maximum of 80 hours.

REQUIRED PRE-EMPLOYMENT DRUG TEST
As stated above, our offer of employment to you is contingent upon the outcome of the required pre-employment drug test.

ORIENTATION AND ON-BOARDING
The Immigration Reform and Control Act requires us to hire only U.S. Citizens or those who are legally authorized to work in the United States.  Please provide us with two forms of identification in order to complete the I-9 Employment Eligibility Verification form, as well as a voided check for direct deposit.

To ensure you experience a smooth transition to Denny’s, we will develop an orientation and onboarding plan for your first several months to ensure you meet with key stakeholders and team members, as well as to provide you with an overview of our existing marketing and operations programs and processes and involve you in our key strategic initiatives.

John, we are all very impressed with your background and experience and look forward to having you lead the Denny’s team.  If these terms are agreeable to you, please sign and date this letter below and return it to me at your earliest convenience but not later than January 7, 2011.  Should you have any questions about any portion of this offer, please call me directly at 864-597-8242.   Welcome to Denny’s!

Sincerely,

/s/  Debra Smithart-Oglesby
Debra Smithart-Oglesby
Chair, Denny’s Corporation Board of Directors

Agreed and accepted:

/s/  John C. Miller                                                                                                                  January 7, 2011
John Miller